Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 6, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 5 to Registration Statement on Form S-1 Filed August 30, 2013 File No. 333-188477

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in order to supplement our response of August 30, 2013 to comment number one (1) of the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 14, 2013.

Comment number one (1) of the Staff’s August 14, 2013 letter states:

1. You indicate in your response to prior comment 2 that you have a public float of 72,398,917 shares of common stock. We note from your disclosure under “Security Ownership of Certain Beneficial Owners and Management” on page 47 that as of the date of your prospectus you had 86,861,780 shares of common stock outstanding and it appears from your disclosure in this section that 21,004,539 of those outstanding shares of common stock are held by the officers and directors identified in your table. If so, it would appear that as of the date of your prospectus you have a public float of at most 65,857,241 shares. Please show us how you calculated your public float and revise your registration statement fee table and disclosure as appropriate.

Supplemental Company response: It has come to the attention of the Company that its beneficial ownership table on page 47 of the Company’s Form S-1 discloses an incorrect number of shares of common stock beneficially held by Derek Peterson, to wit, 12,804,832 shares of common stock. The correct number of shares of common stock beneficially held by Mr. Peterson is 2,036,181 shares of common stock.

The 2,036,181 shares beneficially held by Mr. Peterson is calculated as follows: 900,000 shares of common stock, plus 50 shares of Series A Preferred Stock (convertible into 50 shares of common stock), plus 250,000 shares of Series B Preferred Stock, convertible into (1,136,131 shares of common stock).

The Company presently has 92,973,395 shares of common stock issued. The number of shares of common stock held by affiliates is 12,090,000. The number of shares held by affiliates is calculated as follows:

Name	Number of Shares
Derek Peterson	900,000
Amy Almsteier	8,600,000
Michael A. Nahass	540,000
Ken VandeVrede	387,500
Michael James	300,000
Mike VandeVrede	387,500
Steve VandeVrede	387,500
Dan VandeVrede	287,500
Steven Ross	300,000
TOTAL	12,090,000

92,973,395 shares issued less 12,090,000 shares held by affiliates equals 80,883,395 shares. One-third of 80,883,395 equals 26,961,132. The Company is registering 23,891,642 shares in its offering on the Form S-1. Therefore, the Company is within the 1/3 registration limit applicable to shelf registrations.

The Company acknowledges that its disclosure regarding Mr. Peterson’s beneficial ownership on page 47 of the Form S-1 is incorrect. To correct the incorrect disclosure, the Company should, on page 47 and the line item applicable to Mr. Peterson in the beneficial ownership table, change “12,804,832” to “2,036,181” and change “12.1%” to “2.1%”. Additionally, “90,792,526” referencing all directors and officers as a group, should change to “80,609,875” and “84.3%” should change to “41.5%.” Footnote number 2 on page 48 referencing Mr. Peterson should not change.

I will contact the Staff today to discuss the information submitted herewith.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo